Date: November 4, 2008

To: Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

SENT VIA EDGAR

Re:	Sino Gas International Holdings, Inc. File No. 333-147998 Amendment No. 5 to Registration Statement on Form S-1 Filed on September 3, 2008

Dear Mr. Owings:

On behalf of Sino Gas International Holdings, Inc. ( the “Company” or “Sino Gas”), we hereby submit this response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated September 18, 2008, with respect to Amendment No. 5 to our registration statement on Form S-1 (the “Registration Statement” or “Prospectus”).

We understand and agree that:

•	Sino Gas is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff’s comment or changes to disclosure in response to Staff’s comment in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	Sino Gas may not assert Staff’s comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.    We note your response to comment one in our letters dated July 31, 2008.  We re-issue our prior comment in part.   Please generally ensure that your prospectus reflects information as of a current date; in this regard, we note several references to information that is as of March 31, 2008. For example, see pages 24 and 28 the paragraphs entitled “Operating Income” referring to March 31, 2008 results when you should be disclosing June 30, 2008 results, and similarly your disclosure on page 29 under the heading “Accounts Receivable.” These are examples only so please review your entire prospectus and provide appropriate revisions.

Response:

In response to Staff’s comment, we revised our Prospectus. Please see cover page, pages 5, 15, 16, 17, 24, 28, 29, 30, 43, 61, 62, 64, 71 and 72 of our Prospectus.

2. Please provide an updated consent of your auditor in your next amendment.

Response:

In response to Staff’s comment, we provided an updated consent of our auditor dated September 24, 2008 as Exhibit 23.3.

Page 2 of 2,
H. C. Owings
Securities and Exchange Commission
November 4, 2008

3. We note our disclosure that on August 18, 2008, Pegasus Tel, Inc. was spun-off from you. We further note that you filed an amended Schedule 14C on November 28, 2007 with respect to the spin off, however, Pegasus Tel’s Form 10 relating to the spin-off has not been cleared of our comments. As a result, please clarify whether the spin-off took place on August 18, 2008 and, if so, why you believe it was appropriate to proceed with the spin-off. We may have further comment upon receipt of your response.

Response:

We confirm that the spin-off took place on August 18, 2008. The responses to the Commission’s comments on Form 10 filed by Pegasus Tel. Inc. (“Pegasus”) were filed with the Commission on or about October 5, 2007 and Pegasus did not receive further comments. Since more than sixty days passed without further comments by the Commission, Form 10 became effective by operation of law. Pegasus has been filing ’34 Act periodic reports since that date.  There is no public market for the spin-off Pegasus shares. In addition, we made further additional disclosures on pages 16 and 46 of our Prospectus to state that the Pegasus spin-off shares were issued pursuant to Section 4(2) of the Securities Act due to the fact that the spin-off distribution did not involve a public offering. There is no public market for the spin-off Pegasus shares. There was no consideration for the spun-off shares. The spin-off was pro rata. Sino Gas provided adequate information because it is a reporting company and has been for more than 90 days, and Sino Gas spun-off restricted shares of Pegasus. Please see pages 16 and 46 of our Prospectus.

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If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Yuchuan Liu
Yuchuan Liu

Chairman & CEO